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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-42993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cumberland Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

614 Landis Avenue
(No. and Street)

Vineland	NJ	08360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Goldberg — 856-696-3400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *If individual, state last, first, middle name*)

PROCESSED MAR 29 2004 THOMSON FINANCIAL

One Valley Sq, Ste 250, 512 Township Line Rd, Blue Bell, PA — 19422-2211
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Sheldon Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Brokerage as of February 18, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President

Title

Notary Public

NOTARIAL SEAL
Risa A. Neiman, Notary Public
Whitpain Twp., County of Montgomery
My Commission Expires Aug. 20, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cumberland Brokerage Corporation

Financial Report
December 31, 2003

CUMBERLAND BROKERAGE CORPORATION

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS

To the Directors and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the accompanying statements of financial condition of Cumberland Brokerage Corporation as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 30, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Payable to clearing organization (Note 2)	$ 30,627	$ 668,388
Escrow funds (Note 3)	117,315	17,166
Accounts payable and accrued expenses	56,888	111,859
Total current liabilities	204,830	797,413
COMMITMENTS (Note 10)		
STOCKHOLDERS' EQUITY (Note 6)		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding, 2003 and 2002	10,000	10,000
Preferred stock, $100 par value, 5,000 shares authorized, -0- shares issued and outstanding	-	-
Additional paid-in capital	1,523,592	1,358,592
Accumulated deficit	(982,556)	(628,611)
Total stockholders' equity	551,036	739,981
	$ 755,866	$ 1,537,394

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES (Notes 2 and 9)		
Investor service (12b-1) fees	$ 17,495	$ 23,937
Commissions	1,449,091	1,182,391
Interest and miscellaneous	22,372	23,647
	1,488,958	1,229,975
EXPENSES:		
Operating (Note 5)	1,517,279	1,258,615
Customer charges (Note 11)	-	165,000
Interest (Note 2)	6,285	32,404
	1,523,564	1,456,019
LOSS BEFORE INSURANCE RECOVERY, REALIZED AND UNREALIZED GAINS/(LOSSES)	(34,606)	(226,044)
INSURANCE RECOVERY (Note 11)	-	500,000
REALIZED AND UNREALIZED GAINS/(LOSSES)		
Net realized gain on sale of investment securities	59,447	-
Net change in unrealized appreciation (depreciation) of investment securities	161,554	(152,628)
INCOME BEFORE INCOME TAXES	186,395	121,328
INCOME TAXES	-	16,000
NET INCOME (Note 7)	$ 186,395	$ 105,328

See Notes to Financial Statements.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Preferred Stock		Additional Paid-In Capital Applicable to				
	Shares	Amount	Shares	Amount	Common Stock	Preferred Stock	Accumulated Deficit	Treasury Stock	Total
BALANCE, DECEMBER 31, 2001	10,000	$10,000	4,000	$400,000	$530,557	$250,000	($733,939)	($150,000)	$306,618
CAPITAL CONTRIBUTIONS	-	-	-	-	328,035	-	-	-	328,035
CANCELLATION OF PREFERRED STOCK	-	-	(4,000)	(400,000)	650,000	(250,000)	-	-	-
CANCELLATION OF TREASURY STOCK	-	-	-	-	(150,000)	-	-	150,000	-
NET INCOME	-	-	-	-	-	-	105,328	-	105,328
BALANCE, DECEMBER 31, 2002	10,000	10,000	-	-	1,358,592	-	(628,611)	-	739,981
CAPITAL CONTRIBUTIONS	-	-	-	-	165,000	-	-	-	165,000
DISTRIBUTIONS TO STOCKHOLDERS	-	-	-	-	-	-	(540,340)	-	(540,340)
NET INCOME	-	-	-	-	-	-	186,395	-	186,395
BALANCE, DECEMBER 31, 2003	10,000	$ 10,000	-	$ -	$ 1,523,592	$ -	$ (982,556)	$ -	$ 551,036

See Notes to Financial Statements.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net income	$ 186,395	$ 105,328
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,883	2,287
Net realized gain on sale of investment securities owned	(59,447)	-
Net change in unrealized appreciation on investment securities owned	(161,554)	195,800
Net change in unrealized appreciation on deposits with clearing organizations	-	(43,172)
Customer charges	-	125,000
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Investment securities owned, net	136,882	46,565
Deposits with clearing organizations	498,664	(86,334)
Receivables from clearing organization	(19,134)	52,927
Other receivables	2,928	423
Insurance claim receivable	500,000	(500,000)
Due from registered representatives	1,765	4,989
Prepaid expenses	2,264	(1,553)
Increase (decrease) in:		
Accounts payable and accrued expenses	(54,971)	29,652
Escrow funds	100,149	(49,763)
Payable to clearing organization	(668,388)	32,404
Net cash provided by (used in) operating activities	469,436	(85,447)
INVESTING ACTIVITIES		
Purchase of property and equipment	(8,322)	(3,860)
Net cash used in investing activities	(8,322)	(3,860)
FINANCING ACTIVITIES		
Capital contributions	165,000	-
Distributions to stockholders	(540,340)	54,286
Net cash provided by (used in) financing activities	(375,340)	54,286
INCREASE (DECREASE) IN CASH	85,774	(35,021)
CASH AND CASH EQUIVALENTS, BEGINNING	68,831	103,852
CASH AND CASH EQUIVALENTS, ENDING	$ 154,605	$ 68,831

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
(Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During 2002, a stockholder contributed to capital, investment securities with a fair market value of $273,749, including a direct reimbursement of $125,000 to a customer.

During 2002, the company cancelled all of its preferred stock and treasury stock, in order to be eligible to become an 'S' Corporation as of January 1, 2003.

At December 31, 2003, the Company owned securities of $30,627 with its clearing organization, for which funds had not yet been advanced.

During 2003, certain deposits with the clearing organization were used to pay down the liability to the clearing organization. The remaining balance of deposits of $247,669 was transferred to the Company's investments.

See Notes to Financial Statements.

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") (Note 6).

The Company is incorporated in the State of New Jersey and operates primarily as a securities and bond broker in the Mid-Atlantic region as well as providing annuities, administrative and advisory services to a diverse clientele. Approximately 50% and 96%, respectively, of the Company's total revenues for the years ending December 31, 2003 and 2002, are derived from the securities and bond brokerage business. Additionally, approximately 35% of the Company's total revenues for the year ending December 31, 2003 are derived from annuities.

Property and Equipment

Equipment is recorded at cost. Depreciation is provided on the straight-line method, generally over a five-year period.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Gains and losses on the sale of investment securities are computed using the specific identification method.

Income Taxes

The Company accounts for income taxes according to Financial Accounting Standards ("SFAS") No. 109 *"Accounting for Income Taxes."* SFAS No. 109 requires deferred tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted tax rate expected to be in effect when taxes are actually paid or recovered.

Effective January 1, 2003, the Company elected "S" Corporation status. Accordingly, any future taxable income or loss will be included in the Shareholders' personal income tax return for Federal and State income tax purposes.

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company receives commission income in accordance with the terms of agreements with its clearing agents and insurance companies (Note 2).

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on annuities are recorded when the entire annuity process is complete, as required by insurance company, and commissions earned are wired to company, net of expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

NOTE 2. TRANSACTIONS WITH CLEARING AGENTS

The Company has clearing agreements with two clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agents reflect all such transactions on their books and record them in accounts they carry in the names of such customers (Note 9). Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15(c)3-3 based on Paragraph k(2)(ii) of the rule. The Company is also exempt from Rule k(2)(i) for its money market programs (Note 3) and Certificate of Deposit Program (Note 4). The agreements generally provide for clearing charges at fixed rates multiplied by the number of tickets traded by the Company plus certain other transaction fees as defined.

The agreement with one of the clearing agents requires the Company to maintain a minimum clearing deposit of $50,000.

The agreement with the other clearing agent requires the Company to maintain at all times net capital equal to $150,000, unless the clearing agent otherwise waives such requirement. In addition, the Company must notify that clearing agent when its net capital ratio reaches or exceeds 10 to 1 (Note 6). Sufficient capital was maintained and the net capital did not reach the specified level at any time during the two years ended December 31, 2003.

The amount payable to the clearing agent of $ 30,627 at December 31, 2003, represents the liability for bonds held in the company's house inventory account with the clearing agent. Such amount is included in investment securities owned (Note 8) under municipal securities, at market value. The amount payable to the clearing agent of $668,388 at December 31, 2002 accrues interest at the broker's call rate, as defined, and is collateralized by various accounts containing assets with a fair market value of $771,333 at December 31, 2002. An account guarantee executed by the Company's Stockholders guaranteed the amounts payable to the clearing agent. The Account Guarantee Agreement, signed by the Company's Stockholders (the "Guarantors"), granted the clearinghouse a first lien and security interest in the Guarantors' personal account maintained by the clearinghouse as security for the Company's outstanding balance due to the clearing organization. The balance in the Guarantors' personal account, comprised of equity securities and a money market account, was approximately $154,000 at December 31, 2002. The amount payable to the clearing house was settled in April 2003. As a result, all guarantees and first tier securities have been released by the clearing agent.

NOTE 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2003 and 2002, consists of:

	2003	2002
Demand deposits	$ 13,750	$12,605
Money Market accounts	22,098	36,817
Wire accounts	98,614	9,902
Certificate of Deposit ("CD") Participation Fund	20,143	9,507
	$154,605	$68,831

The balances in the wire accounts primarily represent restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs. As of December 31, 2003 and 2002, the Company had recorded an offsetting liability for customer funds held in the Company's wire account of $98,414 and $9,702, respectively.

The CD Participation Fund represents: (1) restricted customer funds deposited with the Company for subsequent investment in the CD Program (Note 4), (2) interest received and due to customers on jumbo CDs associated with the CD Program (Note 4) and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Program (Note 4). As of December 31, 2003 and 2002, the Company had recorded an offsetting liability for customer funds held in the CD Participation Fund of $18,901 and $7,464, respectively.

NOTE 4. CERTIFICATE OF DEPOSIT PROGRAM

The Company offers a CD Program in which customer funds are combined to purchase jumbo CD's with various banks. Pursuant to Paragraph k(2)(i) of Rule 15(c)3-3 of the SEC, the Company has established a special escrow account with a Bank for the exclusive benefit of its customers. Pursuant to Regulatory Authority directive, the Company does not record the purchase of the jumbo CD's on its books or financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have accumulated, a jumbo CD is purchased in the name of the Escrow Agent. Interest payments and principal upon maturity are sent to the Escrow Account to be distributed to the Company's customers.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company rented office space on an annual basis from a Partnership in which one of the stockholders of the Company was a 50% partner. As of June 2002, the stockholders sold their interests in the Partnership. Rent expense pertaining to this office space that is considered related party rent amounted to $5,382 for the year ended December 31, 2002.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At both December 31, 2003 and 2002, the Company's minimum net capital requirement was $100,000. At December 31, 2003 and 2002, the Company had net capital of $445,753 and $89,080, respectively. The Company had excess net capital of $345,753 at December 31, 2003 and a deficiency in net capital of $10,920 at December 31, 2002. The Company's net capital ratio was 0.39 to 1.00 and 8.95 to 1.00 as of December 31, 2003 and 2002, respectively. Proper notification and corrective action was taken by the Company in response to its 2002 net capital deficiency.

Effective February 15, 2002, the Company was granted approval from the NASD to trade securities from an inventory account. Concurrent with the NASD's approval, the Company's minimum net capital was increased to $100,000.

NOTE 7. INCOME TAXES

Deferred income tax assets (liabilities) result primarily from differences in the valuation of investment securities for income tax and financial reporting purposes and the availability of unused operating loss carryforwards.

The net deferred tax asset at December 31, 2002 included the following:

Net deferred tax asset	$235,000
Valuation allowance for net deferred tax asset	(235,000)
	$ -

The Company recorded a valuation allowance for its entire net deferred tax asset at December 31, 2002, since management believed that it is more likely than not that the net deferred tax asset would not be realized.

The tax effect of major temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2002 were as follows:

Net operating loss carryforward	$ -
Unrealized losses on investment securities	235,000
	$235,000

Effective January 1, 2003, the Company elected "S" Corporation status. Therefore, tax attributes existing as of December 31, 2002, including deferred tax assets and liabilities, will not affect the Company's future operations unless the Company loses its status as an "S" Corporation.

NOTE 7. INCOME TAXES *(Continued)*

At December 31, 2002, the Company had available approximately $290,000 of unused state operating loss carryforwards, that may be applied against future taxable income and that expire during 2005 through 2011.

NOTE 8. INVESTMENT SECURITIES OWNED

At December 31, 2003 and 2002, the Company's investments and deposits with its clearing house portfolio included the following:

	2003 Market Value	2002 Market Value
Trading		
Various marketable equity securities, at market value	$280,020	$614,299
Long-term options outstanding, expiring January 2003	-	(16,000)
Municipal securities, at market value	110,438	85,543
Mutual funds, at market value	89,628	49,729
Money market deposits held with clearing agent	-	153,433
Equity securities not readily marketable, at estimated fair value	-	2,000
	$480,086	$889,004

During 2003, the Company recognized gain on the sale of investment securities of $59,447.

NOTE 9. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions including its on-line trading (Note 10) are introduced on a fully-disclosed basis with its clearing agents. The clearing agents carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing agents may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing agents.

The Company held a short option position in its investments at December 31, 2002 (Note 8). The options expired in January 2003.

NOTE 9. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK *(Continued)*

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

In the normal course of its business, the Company extends unsecured credit with respect to commissions and fees earned from the securities brokerage business.

At December 31, 2003, approximately 81% of the Company's total investment securities are comprised of 2 marketable securities, 1 mutual fund, and 1 municipal bond. At December 31, 2002, approximately 24% of the Company's total investment securities are comprised of one preferred company marketable security and one financial institution marketable security.

During 2003 and 2002, approximately 53% and 43% of commission revenue, respectively, was generated by a minority of registered representatives.

NOTE 10. COMMITMENTS

The Company is subject to the following future minimum rental commitments under operating leases for office facilities, automobiles, and certain equipment as follows:

YEARS ENDING December 31,	AMOUNT
2004	$30,156
2005	21,930
2006	2,305
	$54,391

Rental expense for office facilities for the years ending December 21, 2003 and 2002 was $12,247 and $12,959, respectively.

NOTE 11. CUSTOMER CHARGES

During 2001 and 2002, unauthorized trading occurred in certain customers' accounts. With respect to the unauthorized trading which occurred in 2002, the Company reimbursed customers for the losses. 2002 losses incurred by the Company amounting to $165,000 have been recorded as "customer charges" in the accompanying financial statements. Accounts payable and accrued expenses include $40,000 of such customer charges which were unpaid as of December 31, 2002. Such amounts were settled in March 2003. The Company filed an insurance claim for losses occurring in 2001 and 2002, which losses are included in "unrealized losses on investment securities" in the accompanying statements of operations.

On March 11, 2003, the Company received notification that this claim was approved. Accordingly, the Company had recorded an insurance claim receivable and corresponding insurance recovery income of $500,000, which is the amount of insurance proceeds approved for payment by the insurance company. The $500,000 was subsequently received by the Company in 2003.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON
THE SUPPLEMENTARY INFORMATION

To the Directors and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the financial statements of Cumberland Brokerage Corporation as of and for the years ended December 31, 2003 and 2002 and have issued our report thereon dated January 30, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 16 and 17 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 30, 2004

SUPPLEMENTARY

INFORMATION

CUMBERLAND BROKERAGE CORPORATION

SCHEDULES OF OPERATING EXPENSES

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING EXPENSES		
Advertising	$ 260	$ 7,995
Automobile	19,256	10,102
Bad debt	-	3,219
Bank charges	2,388	2,560
Clearing fees	148,349	182,017
Commissions	1,000,414	754,762
Conferences	795	-
Depreciation and amortization	3,883	2,287
Dues and subscriptions	1,683	1,948
General insurance	19,969	16,086
Health insurance	28,283	22,449
Legal and accounting fees	34,375	31,757
Miscellaneous	2,436	623
Office	12,231	17,690
Online service fees	263	5,344
Payroll	156,230	120,810
Payroll taxes	20,462	15,299
Postage	6,120	6,998
Regulatory fees	10,383	14,886
Rent	12,247	12,959
Research and pricing	19,651	8,441
Taxes - other	-	26
Telephone	17,140	18,834
Travel and entertainment	461	1,523
Total operating expenses	$ 1,517,279	$ 1,258,615

CUMBERLAND BROKERAGE CORPORATION

COMPUTATIONS OF NET CAPITAL UNDER RULE 15(C)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total stockholders' equity qualified for net capital	$ 551,036	$ 739,981
Deductions:		
Non-allowable assets		
Other cash items	13	-
Investment security owned, not readily marketable	-	2,000
Due from registered representatives	4,187	5,952
Insurance claim receivable	-	500,000
Prepaid expenses	6,227	8,491
Property and equipment	13,585	9,146
Total deductions	24,012	525,589
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	527,024	214,392
HAIRCUTS ON SECURITIES	81,271	125,312
Net capital	$ 445,753	$ 89,080
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition		
Payable to clearing organization	$ -	$ 668,388
Escrow funds	117,315	17,166
Accounts payable and accrued expenses	56,888	111,859
Total aggregate indebtedness	$ 174,203	$ 797,413
COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (greater of $100,000 ($25,000 for 2001) or 6 2/3% of aggregate indebtedness)	$ 100,000	$ 100,000
Excess (deficiency) of net capital	$ 345,753	$ (10,920)
Ratio of aggregate indebtedness to net capital	0.39 to 1	8.95 to 1

CUMBERLAND BROKERAGE CORPORATION

COMPUTATIONS OF NET CAPITAL UNDER RULE 15(C)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2003 AND 2002

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(Included in Part II of Form X-17a-5 as of December 31, 2002)

	2002
Net capital, as reported in Company's Part II (Unaudited) amended FOCUS report	$ 96,579
Net audit adjustments and adjustments to net capital:	
Net closing and audit adjustments to accounts receivable, investment securities, prepaid expenses, property and equipment and accounts payable and accrued expenses resulting in a net (overstatement) understatement of stockholders' equity	(16,000)
Adjustment of haircuts and undue concentrations on investment securities	(1,499)
Overstatement of non-allowable assets and other deductions primarily due to net closing and audit adjustments	10,000
NET CAPITAL AS PRESENTED ON PAGE 16	$ 89,080

Note: There were no material differences between the computation on Page 16 and the computation included in the Company's December 31, 2003 corresponding unaudited Form X-17a-5, Part IIA filing, as amended. Accordingly, no reconciliation is deemed necessary for 2003.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Directors and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

In planning and performing our audit of the financial statements and supplementary information of Cumberland Brokerage Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control activities, or control activities for safeguarding firm assets and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cumberland Brokerage Corporation for the year ended December 31, 2003 and this report does not affect our report thereon dated January 30, 2004.

- The Company has minimal segregation of duties due to the small size of the Accounting Department. Management continues to carefully consider the various risks associated with the lack of segregation of duties and consider further segregation, where possible, or the hiring additional personnel.

- The Company's supervisory review procedures were not robust enough to supervise and control the improper trading activities of certain registered representatives. Management has represented that more stringent supervisory procedures have been implemented as a result of this finding. Management believes that these new procedures are sufficient to provide the level of oversight necessary over the trading activities of its representatives.

- The Company should retain more complete documentation concerning its preparation and review/supervision of the daily computations of net capital.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, as further described in the preceding paragraph, we believe that the Company's practices and procedures were not adequate at December 31, 2003 to meet the SEC's objectives. Management has committed to improving and expanding such practices and procedures to meet the SEC's objectives on a going forward basis.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 30, 2004